210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Receives US$6.8 Million from Exercise of Warrants

CALGARY, AB – January 25, 2011 – Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") (TSX:ONC; NASDAQ:ONCY) today announced that pursuant to the acceleration of the expiry date of those warrants issued on November 23, 2009, the Corporation has received proceeds of approximately US$6.8 million resulting from the exercise of 1,943,000 warrants.  Oncolytics now has 69,873,568 shares issued and outstanding, and cash on hand and available for operations of approximately $48.7 million.

The common shares underlying the warrants were offered in the United States pursuant to a prospectus supplement to Oncolytics’ effective Form F-10 shelf registration statement (File No. 333-167250) previously filed with the United States Securities and Exchange Commission on June 10, 2010, pursuant to the United States Securities Act of 1933, as amended. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, or from the Corporation using the contact information provided below.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements.  Forward-looking statements, including the amount of proceeds that were received by the Corporation pursuant to the exercise of warrants, the Corporation’s cash resources following the exercise of warrants, the Corporation’s expectations as to progress in the clinical trial program and the Corporation’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Corporation’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Corporation’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Corporation’s quarterly and annual filings with the Canadian securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Corporation does not undertake to update these forward-looking statements, except as may be required pursuant to applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com